Exhibit 99.1

“Bezeq” The Israel Telecommunication Corp Limited

(“The Company”)

Attn.	Attn.
Israel Securities Authority	The Tel-Aviv Stock Exchange Ltd

Immediate Supplementary Report

Ruling on Abuse of Position and Notice of Financial Sanction

Tel Aviv, Israel – September 4, 2019 – Bezeq The Israel Telecommunication Corp., Ltd. (TASE: BEZQ), announced today that further to the Company's Immediate Report dated March 8, 2018 concerning the intention to set a financial sanction and a hearing prior to a ruling concerning abuse of position, and further to the description of this matter in section 2.16.8.7 in the chapter on the Description of the Company's Business in the Company’s 2018 Periodic Report (update to this section in the Periodic Report for Q2 2019), an Immediate Supplementary Report is hereby provided.

On September 4, 2019 the Company received the ruling (“the Ruling”)[1] of the Competition Commissioner (“the Commissioner”) concerning abuse of the Company’s position in contravention of the provisions of section 29A of the Economic Competition Law, 1988 (“the Law”) and a demand for payment under the provisions of section 50H of the Law for NIS 30 million from the Company and NIS 0.5 million from the past CEO of the Company.

The Ruling can be appealed at the Competition Court within 30 days and the Company is studying the Ruling.

Together with the Ruling the Company also received notice of a new sanction from the Competition Authority in which the Commissioner is considering charging the Company with an additional financial sanction of NIS 8,285,810 for failure to respond to the demand to provide information and data and the provision of misleading data, as part of a review carried out by the Competition Authority concerning the Ruling. The Company has been granted the right to argue its case in this matter before the Commissioner within 60 days, and the Company intends to exercise this right.

The above information constitutes a translation of the Immediate Report published by the Company. The Hebrew version was submitted by the Company to the relevant authorities pursuant to Israeli law, and represents the binding version and the only one having legal effect. This translation was prepared for convenience purposes only.

[1]	Below is a link to the full text (in Hebrew) of the Ruling as published on the website of the Competition Authority:

https://www.gov.il/BlobFolder/legalinfo/sanctionsbezeq/he/decisions